# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: OpenLocker Holdings, Inc., CIK 0000924396
CUSIP: 92934S502
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 1700 PALM BEACH LAKES BLVD, SUITE 820, WEST PALM BEACH, Florida (FL), 33401
Date of event which requires filing of this statement: 06/03/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001641172-25-011025
Filed by CIK 0002067417

## Reporting persons
- IndexAtlas AG: type of reporting person: corporation (CO); citizenship or place of organization: Switzerland (V8); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: This report is being filed by IndexAtlas AG, which was the direct beneficial owner of the shares of the issuer and by Sergei Skatershchikov, who was the indirect beneficial owner of shares of the issuer through his ownership of 100% of the shares of IndexAtlas AG. These shares were sold on June 3, 2025 and the reporting persons no longer own any shares of the issuer.
- Sergei Skatershchikov: type of reporting person: individual (IN); citizenship or place of organization: Switzerland (V8); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: This report is being filed by IndexAtlas AG, which was the direct beneficial owner of the shares of the issuer and by Sergei Skatershchikov, who was the indirect beneficial owner of shares of the issuer through his ownership of 100% of the shares of IndexAtlas AG. These shares were sold on June 3, 2025 and the reporting persons no longer own any shares of the issuer.

## Item 1. Issuer
Name of issuer: OpenLocker Holdings, Inc.
Address of issuer's principal executive offices: 1700 Palm Beach Lakes BLVD, Suite 820, West Palm Beach, FL, 33401

## Item 2. Person Filing
Name of person filing: This report is being filed by IndexAtlas AG, which was the direct beneficial owner of the shares of the issuer and by Sergei Skatershchikov, who was the indirect beneficial owner of shares of the issuer through his ownership of 100% of the shares of IndexAtlas AG. These shares were sold on June 3, 2025 and the reporting persons no longer own any shares of the issuer.
Address of principal business office or, if none, residence: Gerbergasse, 48, 4001 Basel, Switzerland
Citizenship: SWITZERLAND

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Joint Filing Agreement dated May 14, 2025 by and among the reporting persons, incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the reporting persons with the Securities and Exchange Commission on May 15, 2025 (https://www.sec.gov/Archives/edgar/data/924396/000164117225011025/ex99-1.htm)

## Signatures
- IndexAtlas AG: /s/ Christian Eich, Christian Eich, Director (06/05/2025)
- Sergei Skatershchikov: /s/ Sergei Skatershchikov, Sergei Skatershchikov (06/05/2025)